Filed by PPL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: PPL Corporation
Commission File No. 001-11459

PPL Corporation and PPL Capital Funding, Inc.
Registration Statement on Form S-4
Registration No. 333-108450

The following press release was issued on January 16, 2004 by PPL Corporation:

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January 16, 2004

Contacts:	Innisfree M&A Incorporated, for holders of outstanding PEPSSM Units, at 877-825-8777. (Banks and brokers may call collect at 212-750-5833.) George Biechler, PPL, for news media, at 610-774-5997

PPL Announces Results of its Exchange Offer
for its Outstanding 7 3/4% PEPSSM Units

     ALLENTOWN, Pa. (Jan. 16, 2004) — On Nov. 17, 2003, PPL Corporation (NYSE: PPL) launched an offer to exchange its outstanding 7 3/4% Premium Equity Participating Security Units (the outstanding PEPS Units) for its 7 3/4% Premium Equity Participating Security Units, Series B (the new PEPS Units) and a cash payment by PPL of $0.375 for each validly tendered and accepted outstanding PEPS Unit. The exchange offer expired January 15 at 5:00 p.m., New York City time.

     PPL has been advised by the exchange agent that the amount of outstanding PEPS Units tendered as of expiration of the exchange offer was approximately 3,974,454 units, or about 17.28% of the 23,000,000 outstanding PEPS Units. PPL conducted the exchange offer to reduce its future interest expense. Pursuant to the terms of the exchange offer, PPL expects to issue the new PEPS Units on January 21, 2004.

     PPL Corporation, headquartered in Allentown, Pa., controls about 11,500 megawatts of generating capacity in the United States, sells energy in key U.S. markets, and delivers electricity to customers in Pennsylvania, the United Kingdom and Latin America.

This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, the securities of PPL, nor shall there be any offer, exchange, solicitation or sale of any securities of PPL in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.